Exhibit 12.1


                          COMCAST CELLULAR CORPORATION
                       RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in thousands)

                                                       Year Ended December 31,
                                               ---------------------------------------
                                                  1998           1997           1996
                                               ---------      ---------      ---------
Earnings before fixed charges (1):
Loss before extraordinary items and
  cumulative effects of accounting changes      ($37,110)     ($ 39,937)     ($ 69,584)
Income tax benefit........................       (21,525)       (22,867)       (38,067)
Equity in net losses of affiliates .......           185          6,603          6,559
Distributions from Garden State
  Cablevision ............................                                      35,479
Fixed charges (interest expense) .........       111,623        117,756        116,297
                                               ---------      ---------      ---------
                                               $  53,173      $  61,555      $  50,684
                                               =========      =========      =========

Ratio of earnings to fixed charges (2) ...            --             --             --

_______________________

(1) For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of distributions from Garden State Cablevision and loss before extraordinary items and cumulative effect of accounting changes, income tax benefit, equity in net losses of affiliates and fixed charges. Fixed charges consist of interest expense.

(2) For the years ended December 31, 1998, 1997 and 1996, earnings, as defined above, were inadequate to cover fixed charges by $58.5 million, $56.2 million and $65.6 million, respectively.